                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. )(1)

                             The Pioneer Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   723684 10 6
                                 --------------
                                 (CUSIP Number)

                               John F. Cogan, Jr.
                           c/o The Pioneer Group, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                             Telephone 617-742-7825
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 14, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in a paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to which copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                     Page 1 of 16 pages (including exhibits)

CUSIP NO. 723684 10 6                                               PAGE 2 of 16


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
 (1)   Names of Reporting Persons

         John F. Cogan, Jr.
         David D. Tripple
         Eric W. Reckard
         Robert P. Nault

       I.R.S. Identification Number of Above Persons (Entities Only)

         Not Applicable
--------------------------------------------------------------------------------
 (2)   Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
 (3)   SEC Use Only

--------------------------------------------------------------------------------
 (4)   Source of Funds

         Not Applicable
--------------------------------------------------------------------------------
 (5)   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
 (6)   Citizenship or Place of Organization

         Each Reporting Person is a United States Citizen
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned By Each Reporting Person With:

    (7)  Sole Voting Power

         John F. Cogan, Jr. - 3,715,704
         David D. Tripple - 461,485
         Eric W. Reckard - 108,419
         Robert P. Nault - 99,969
--------------------------------------------------------------------------------

CUSIP NO. 723684 10 6                                               PAGE 3 of 16


    (8)  Shared Voting Power

         John F. Cogan, Jr. - 74,340
         David D. Tripple - 0
         Eric W. Reckard - 0
         Robert P. Nault - 0

--------------------------------------------------------------------------------
    (9)  Sole Dispositive Power

         John F. Cogan, Jr. - 3,751,662
         David D. Tripple - 461,485
         Eric W. Reckard - 108,419
         Robert P. Nault - 99,969

--------------------------------------------------------------------------------
    (10) Shared Dispositive Power

         John F. Cogan, Jr. - 74,340
         David D. Tripple - 0
         Eric W. Reckard - 0
         Robert P. Nault - 0

--------------------------------------------------------------------------------
 (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

         John F. Cogan, Jr. - 3,826,002
         David D. Tripple - 461,485
         Eric W. Reckard - 108,419
         Robert P. Nault - 99,969

--------------------------------------------------------------------------------
 (12)  Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares   [   ]

--------------------------------------------------------------------------------
 (13)  Percent of Class Represented by Amount in Row 11

         16.2% in the aggregate
--------------------------------------------------------------------------------
 (14)  Type of Reporting Person

         Each Reporting Person is an Individual (IN)
--------------------------------------------------------------------------------

CUSIP NO. 723684 10 6                                               PAGE 4 of 16

ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.10 par value per share (the "Common Stock"), of The Pioneer Group, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 60 State Street, Boston, MA 02109.

ITEM 2.   IDENTITY AND BACKGROUND

         This Statement is being filed by the following executive officers of the Issuer (collectively, the "Reporting Persons"):

         John F. Cogan, Jr. Mr. Cogan is the Chief Executive Officer, President and Chairman of the Board of the Issuer.

         David D. Tripple. Mr. Tripple is the Executive Vice President of the Issuer and President of Pioneer Investment Management.

         Eric W. Reckard. Mr. Reckard is the Executive Vice President, Chief Financial Officer and Treasurer of the Issuer.

         Robert P. Nault. Mr. Nault is the Senior Vice President, General Counsel and Assistant Secretary of the Issuer.

         Each of the Reporting Persons is a citizen of the United States. The business address of each of the Reporting Persons is c/o The Pioneer Group, Inc., 60 State Street, Boston, MA 02109. The Issuer's principal business is investment management.

         During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Statement relates to the execution of a Voting Agreement by the Reporting Persons, as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 14, 2000, between the Issuer and UniCredito Italiano S.p.A., a corporation organized under the laws of the Republic of Italy ("UniCredito"), pursuant to which a subsidiary of UniCredito will be merged with and into the Issuer (the "Merger"). The Merger Agreement is incorporated by reference as Exhibit 2 hereto, and its description herein is qualified in its entirety by reference thereto.

CUSIP NO. 723684 10 6                                               PAGE 5 of 16

         Pursuant to the Merger Agreement, UniCredito will purchase all of the outstanding shares of the Issuer for $43.50 per share in cash. In the transaction, UniCredito will acquire all of the Issuer's global investment management businesses. Prior to the closing of the transaction with UniCredito, the Issuer will distribute to its shareholders 100% of the Issuer's ownership interest in its remaining assets, including its Russian financial services operation, its natural resource businesses, and its interests in venture capital and real estate. Following the Merger, the Common Stock will cease to be traded on the Nasdaq National Market and will be eligible for termination of registration under the Act. Completion of the Merger is subject to, among other things, approval by the Issuer's shareholders, the Issuer's mutual fund board of trustees and fund shareholders, and various regulatory agencies.

         In consideration of, and as a condition to, UniCredito entering into the Merger Agreement, each of the Reporting Persons executed a Voting Agreement (the "Voting Agreement"), dated as of May 14, 2000, pursuant to which each Reporting Person, among other things, agreed to vote or cause to be voted all shares of Common Stock that such Reporting Person is entitled to vote for the approval of the Merger and against any other action or agreement that would result in a breach by the Issuer of any covenant, representation or warranty of the Merger Agreement. The Voting Agreement is attached as Exhibit 1 hereto, and its description herein is qualified in its entirety by reference thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the Voting Agreement, the Reporting Persons may collectively be deemed to beneficially own, within the meaning of Rule 13d-3 of the Act, an aggregate of 4,495,875 shares of Common Stock, which would represent approximately 16.2% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on May 14, 2000, as set forth in the Merger Agreement, plus options held by the Reporting Persons that are currently exercisable or that will be exercisable at the time of the Merger). The Reporting Persons, individually, beneficially own the number of shares of Common Stock set forth in the table below. Except as otherwise set forth below, each Reporting Person has sole voting and dispositive power over all of the shares beneficially owned by such Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons and by UniCredito. The Reporting Persons also disclaim that they constitute a "group" for purposes of
Section 13(d) of the Act and the rules and regulations thereunder.


                                                   NUMBER OF SHARES                         PERCENTAGE OF
NAME OF                                             OF COMMON STOCK                      OUTSTANDING SHARES
REPORTING PERSON                                BENEFICIALLY OWNED (1)                   OF COMMON STOCK (2)
----------------                                ----------------------                   -------------------

John F. Cogan, Jr. (3)...............                  3,826,002                                14.0%
David D. Tripple (4).................                    461,485                                 1.7%
Eric W. Reckard (5)..................                    108,419                                 0.4%
Robert P. Nault (6)..................                     99,969                                 0.4%

-------------------

CUSIP NO. 723684 10 6                                               PAGE 6 of 16


(1)      As of May 14, 2000.

(2) Based on the number of shares of Common Stock outstanding on May 14, 2000, as set forth in the Merger Agreement, plus options held by the Reporting Person that are currently exercisable or that will be exercisable at the time of the Merger.

(3) Consists of 2,038,294 shares held directly, 510,000 shares subject to outstanding options held by the Reporting Person that are currently exercisable or that will be exercisable at the time of the Merger, 1,241,750 shares held by Trusts on behalf of which the Reporting Person serves as trustee and 35,958 shares held indirectly for the benefit of the Reporting Person pursuant to the Company's deferred compensation plan. The Reporting Person has sole voting power with respect to 3,715,704 of the shares of Common Stock beneficially owned, sole dispositive power with respect to 3,751,662 of the shares of Common Stock beneficially owned and shared voting and investment power with respect to 74,340 of the shares of Common Stock beneficially owned.

(4) Includes 292,500 shares of Common Stock subject to outstanding options held by the Reporting Person that are currently exercisable or that will be exercisable at the time of the Merger.

(5) Includes 100,000 shares of Common Stock subject to outstanding options held by the Reporting Person that are currently exercisable or that will be exercisable at the time of the Merger.

(6) Includes 90,000 shares of Common Stock subject to outstanding options held by the Reporting Person that are currently exercisable or that will be exercisable at the time of the Merger.

         Except as described herein, none of the Reporting Persons has acquired, disposed of or otherwise transferred or transacted in any shares of Common Stock within the past 60 days, except as follows:

         In May 2000, Mr. Cogan transferred, as a gift and without the receipt of any consideration therefor, 1,000 shares of Common Stock into a family trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Voting Agreement or disclosed in the footnotes in Item 5 above, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 723684 10 6                                               PAGE 7 of 16


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         DESCRIPTION

1                   Voting Agreement, dated as of May 14, 2000, among John F.
                    Cogan, Jr., David D. Tripple, Eric W. Reckard, Robert P. Nault and UniCredito Italiano S.p.A. (filed herewith)

2 Agreement and Plan of Merger, dated as of May 14, 2000, between The Pioneer Group, Inc. and UniCredito Italiano S.p.A. (incorporated by reference from Form 8-K filed by The Pioneer Group, Inc. with the Commission on May 16, 2000)

3                   Joint Filing Agreement, dated as of May 22, 2000, among John
                    F. Cogan, Jr., David D. Tripple, Eric W. Reckard and Robert
                    P. Nault

CUSIP NO. 723684 10 6                                               PAGE 8 of 16

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief of each of the undersigned, each of the undersigned certifies, in his individual capacity, that the information set forth in this Statement is true, complete and correct.

Date:  May 22, 2000


                                                 /s/ John F. Cogan, Jr.
                                                ------------------------
                                                John F. Cogan, Jr.

                                                 /s/ David D. Tripple
                                                ------------------------
                                                David  D. Tripple

                                                 /s/ Eric W. Reckard
                                                ------------------------
                                                Eric W. Reckard

                                                 /s/ Robert P. Nault
                                                ------------------------
                                                Robert P.  Nault